

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2025

Bill Edmonds
Chief Executive Officer
Deep Green Waste & Recycling, Inc.
3524 Central Pike, Suite 310
Hermitage, Tennessee 37076

> **Re: Deep Green Waste & Recycling, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2024**
> **Filed July 18, 2025**
> **File No. 000-56190**

Dear Bill Edmonds:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024

General

1. We note that you have identified your filing as a Form 10-K although include language on the cover, also on pages 3, 4, and 33, and within the certifications at Exhibits 31.1 and 2, that refers to the filing as a quarterly report.

    We also note that you have omitted various disclosures that are required in a Form 10-K, and have included some disclosures that are no longer current with respect to the periods that should be covered by the report.

    Please refer to the content requirements pertaining to Form 10-K and amend your filing to include all of the required information, to include providing all information that is material and current with respect to the periods covered by the report.

2.   We note that you filed a Form 8-K on July 17, 2025 to announce your dismissal of the prior auditor which you attribute to his retirement. However, further disclosures should be made to adequately convey the circumstances of this change.

          Please file an amendment to the Form 8-K to indicate that the PCAOB has revoked the registration of your prior auditor. You can find a copy of the order on the PCAOB's website at 105-2025-022-Studer. Additionally, please attach an updated Exhibit 16.1 letter to your amended Form 8-K.

3.   We note that you are delinquent in filing the Form 10-Q that is required for the fiscal quarter ended March 31, 2025. Please comply with your reporting obligations under Rule 13a-13 of Regulation 13A as soon as practicable.

Financial Statements
Report of Independent Registered Public Accounting Firm, page 6

4.   Please confer with the independent accountant on the need to obtain and file an audit report that is properly dated to comply with Rule 2-02(a)(1) of Regulation S-X. Please ensure that your amendment to the Form 10-K includes audited financial statements accompanied by an appropriate audit report.

          If substantive revisions to the financial statements are necessary to comply with GAAP, your auditors should consider the PCAOB requirements in AS 3101 and AS 3110, as may pertain to explanatory language and dating of the audit report.

Consolidated Statements of Operations, page 8

5.   Please revise your financial statements as necessary to address, clarify or resolve the following apparent inconsistencies.

- A summation of your Other Income (Expense) line items does not agree with the Total Other Income (Expense) for 2024.

- The $377,524 Gain on Discontinued Operations on page 8 does not agree with the $26,388 gain on Discontinued Operations in Note C on page 18.

6.   Provide us with the analysis that you performed with respect to the discontinued operations and the requirements in FASB ASC 205-20, as to scope and classification of the accounts and activity associated with the component, and tell us the reasons you did not adhere to the presentation guidance in subparagraph 45-3A.

          However, if your disposition is subject to this guidance, also revise your financial statements to conform with all applicable requirements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lily Dang at 202-551-3867 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation